     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 40
dated March 24, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
 Senior Fixed Rate Notes

Pricing Sheet – April 21, 2006

9.25% HITS due May 20, 2007
 Based on the Common Stock of Wynn Resorts, Limited
High Income Trigger SecuritiesSM
 (“HITSSM”)

Offering Price	:	$5 per HITS

Aggregate Principal Amount	:	$8,500,000

Initial Share Price	:	$77.19

Trigger Level	:	70%

Trigger Price	:	$54.033

Exchange Ratio	:	0.06478 shares of Wynn Stock per HITS

Coupon Rate	:	9.25% per annum

Interest Payment Dates	:	August 20, 2006, November 20, 2006, February 20, 2007 and the Maturity Date

Determination Date	:	May 17, 2007

Pricing Date	:	April 21, 2006

Settlement Date	:	April 28, 2006

Listing	:	AMEX

Ticker Symbol	:	MWH

CUSIP	:	61748U102

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.10 per HITS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Pricing Supplement No. 40 dated March 24, 2006 Prospectus Supplement for HITS dated March 30, 2006 Prospectus dated January 25, 2006